UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                  STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                      8010 TOWERS CRESCENT DRIVE, SUITE 300
                                VIENNA, VA 22182
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*:                     AMOUNT OF FILING FEE:
             $50,000,000                                $10,000.00

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF THE FILING FEE. THE AMOUNT ASSUMES THE PURCHASE OF THE MAXIMUM AMOUNT UNDER THE TERMS OF THE OFFER OF 492,425 SHARES OF SERIES A PREFERRED STOCK, THE PURCHASE OF 662,944 SHARES OF SERIES B PREFERRED STOCK, AND THE PURCHASE OF 683,703 SHARES OF SERIES C PREFERRED STOCK. IF THE MAXIMUM AMOUNT OF SHARES ARE TENDERED, DYNEX MAY PAY UP TO $20 MILLION IN CASH AND ISSUE UP TO $30 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES TO HOLDERS OF ITS PREFERRED STOCK. BASED ON THE MAXIMUM VALUE OF THE OFFER, THE TRANSACTION VALUE IS EQUAL TO $50 MILLION. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE TRANSACTION VALUE.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing


Amount Previously Paid:  Not applicable            Form or Registration No.: Not applicable
Filing Party:  Not applicable                      Filed: Not applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [   ] third-party tender offer subject to Rule14d-1.

         [ X ] issuer tender offer subject to Rule 13e-4.

         [   ] going-private transaction subject to Rule13e-3.

         [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


ITEM 1. SUMMARY TERM SHEET

     This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Dynex Capital, Inc., a Virginia corporation ("Dynex") to exchange up to an aggregate 492,425 shares of its Series A Preferred Stock, up to an aggregate 662,944 shares of its Series B Preferred Stock, and up to an aggregate 683,703 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), for cash, 9.50% Senior Notes, due February 28, 2005 (the "Senior Notes"), or a combination of cash and Senior Notes, each subject to the terms and conditions of the Offering Circular, dated January 8, 2003 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 502,273 shares of Series A Preferred Stock, 676,202 shares of Series B Preferred Stock and 697,376 shares of Series C Preferred Stock.

     The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

     The information set forth under "Summary Term Sheet of the Offer" in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) The name of the issuer is Dynex Capital, Inc., a Virginia corporation ("Dynex"), and the address and telephone number of its principal executive offices is, 4551 Cox Road, Suite 300 Glen Allen, Virginia 23060, (804) 217-5800. The information set forth in the Offer to Exchange under "Business," "Summary Historical and Pro Forma Financial Information," and "Risk Factors" is incorporated herein by reference.

     (b) The information set forth under "Description of Capital Stock."

     (c) The information set forth in the Offer to Exchange under "Price Range of Preferred Stock" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above and in "Executive Officer and Director Beneficial Ownership" of the Offer to Exchange is incorporated herein by reference. Dynex is both the filing person and the subject company.

     Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are the directors and/or executive officers of Dynex:

Name                                                          Position
--------------------------------------------------------------------------
J. Sidney Davenport                                           Director
Thomas H. Potts                                               Director
Barry S. Shein                                                Director
Donald B. Vaden                                               Director
Eric P. Von der Porten                                        Director
Leon A. Felman                                                Director
Barry Igdaloff                                                Director
Stephen J. Benedetti                                          Executive Officer

     The address of each director and executive officer listed above is, c/o Dynex Capital, Inc., 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060. The telephone number for each director and executive officer listed above is (804) 217-5800.


ITEM 4. TERMS OF THE TRANSACTION

     (a) This Tender Offer Statement on Schedule TO relates to the solicitation by Dynex to its shareholders for the tender of its shares of Series A preferred stock (the "Series A Preferred Stock"); shares of its Series B preferred stock (the "Series B Preferred Stock"), and shares of its Series C preferred stock (the "Series C Preferred Stock", and collectively, the "Preferred Stock") all upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related letters of transmittal. Pursuant to the Offer to Exchange, Dynex is offering to exchange up to an aggregate 492,425 shares of its Series A Preferred Stock, up to an aggregate 662,944 shares of its Series B Preferred Stock, and up to an aggregate 683,703 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), under the following exchange options:

        1. Cash. Cash, net to the seller, in the amount of $24.00 for each share tendered of Series A Preferred Stock, $24.50 for each share tendered of Series B Preferred Stock, and $30.00 for each share tendered of Series C Preferred Stock, which equates to 100% of the issue price of such series of Preferred Stock; or

        2. Senior Notes. Senior Note s in the aggregate principal amount of $25.20 for each share tendered of Series A Preferred Stock, $25.725 for each share tendered of Series B Preferred Stock, and $31.50 for each share tendered of Series C Preferred Stock in principal amount of our 9.50% Senior Notes due February 28, 2005. The Senior Notes will be issued in denominations of $25 or in integral multiples of $25. In cases where the consideration for shares of each series you tender is not divisible, in the aggregate, by the $25 denomination, you will receive cash consideration for the amount in excess of the nearest $25 not to exceed $24.99.

         The principal amount received for each share of Preferred Stock tendered equates to 105% of the issue price of such Preferred Stock; or

        3. A combination of cash and Senior Notes.

         The information set forth in the Offer to Exchange under "Summary Term Sheet of the Offer," "The Offer," "Risk Factors," "Purposes and Effect of the Offer," "Business," "Summary Historical and Pro Forma Financial Information," "Certain United States Federal Income Tax Consequences," "Description of Capital Stock," "Description of Senior Notes" are incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Executive Officer and Director Beneficial Ownership" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information set forth in the Offer to Exchange under "Executive Officer and Director Beneficial Ownership" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth "Purposes and Effect of the Offer," and "Business" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Purposes of the Offer," is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under "Business," is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet of the Offer - How will Dynex pay for the Shares and How will Dynex pay interest and principal on the Senior Notes," "The Offer - Source and Amounts of Funds" and "Purposes and Effects of the Offer" is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The information set forth in the Offer to Exchange under "Executive Officer and Director Beneficial Ownership" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Executive Officer and Director Beneficial Ownership" is incorporated herein by reference.


ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) The information set forth in the Offer to Exchange under "The Offer - Payment of Expenses" is incorporated by reference herein.


ITEM 10. FINANCIAL STATEMENTS

     (a) The information set forth in the Offer to Exchange under "Summary Historical and Pro Forma Financial Information," "Capitalization," and in Dynex's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as amended, and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2002 are incorporated herein by reference.

     (b) Not applicable.


ITEM 11. ADDITIONAL INFORMATION

     (a) With respect to regulatory requirements, the Indenture under which the Senior Notes are issued must be qualified under the Trust Indenture Act of 1939. The Issuer has filed a Form T-3 for this purpose. The information set forth in the Offer to Exchange under "Executive Officer and Director Beneficial Ownership" and "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) Not applicable.


ITEM 12. EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offering Circular dated January 8, 2003.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 8, 2003.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated January 8, 2003.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press Release dated January 2, 2003 (incorporated by reference to Dynex Capital, Inc.'s Schedule TO, filed with the Securities and Exchange Commission on January 3, 2003).

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)(1) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2005.

(e)               Not applicable.

(g)               Not Applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     (a) Not applicable.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DYNEX CAPITAL, INC.



                                            By:  /s/ Stephen J. Benedetti
                                                 -------------------------------
                                                 Stephen Benedetti
                                                 Chief Financial Officer
Dated: January 8, 2003

EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)(1)(A)         Offering Circular dated January 8, 2003.

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 8, 2003.

(a)(1)(E) Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated January 8, 2003.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press Release dated January 2, 2003 (incorporated by reference to Dynex Capital, Inc.'s Schedule TO, filed with the Securities and Exchange Commission on January 3, 2003).

(a)(2)-(5)        Not applicable.

(b)               Not applicable.

(d)(1) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2005.

(e)               Not applicable.

(g)               Not Applicable.